Upright Growth Fund

Fund Performance

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In the shareholder letter the fund compares performance with the S&P 500 Index excluding dividends. The performance should be of the index with all dividends reinvested.

           In the future, the fund will compare performance with S&P 500 Index with all dividends reinvested.

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In the growth of $10,000 chart label the series with the fund name and the benchmark. It is currently labeled series 1 and series 2.  How will a shareholder know which series is the fund and which is the benchmark? Also, the dates on the graph are not legible.

We will change the labeling from series 1 and series 2 to Upright Growth Fund and S&P 500 in future reporting.  We will also space out the dates to make them legible.

Statement of Assets and Liabilities

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The Statement of Assets and Liabilities discloses “Net Asset Value, redemption price per share”; however, there is a redemption fee in place so the net asset value per share will not always be the redemption price per share. In future reports modify the disclosure to indicate the presence of a redemption fee.

In future reports, we will modify the disclosure to indicate the presence of redemption fee and its detail (2% if redeemed within 90 days of purchase.)

Statement of Operations

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Please explain how the accruals for Registration Fees and Trustee fees can be more than the expenses in the Statement of Operations.

Expenses Accrual

Registration Fees $800 $1,770

Trustee Fees $703 $1,503

How often are the receivables settled?

      Registration Fees - We planned to register in a few more states last year, but did not execute in the end.  However, we did take the extra registration fee into consideration when we accrued for registration fees.  As a result, the accruals were more than the actual expenses.

      Trust Fees - We used to have four board meetings every year before and planed to have three outside trustee members, so the amount of our accruals was based on this situation.  However, we reduced the board meeting to twice last year and only had two outside trustees, so the expenses were smaller than the amount we accrued.

      The receivables are settled once a year.

Statement of Changes in Net Assets

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Parenthetical disclosure of amounts of undistributed net investment income, accumulated investment loss, or accumulated distributions in excess of net investment income for each period presented. See Article 6.09.7 of Regulation S-X.

           We will disclose the info in future filing.

Financial Highlights

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In the per share data amounts disclose the redemption fees. See Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.156 d (May 1, 2012).

           We will add the redemption fees in the per share data amount in future Financial Highlight reports.

Form 40-17G

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Missing fidelity bond filing required by Rule 17g-1 of the Investment Company Act of 1940. The fund has not made a fidelity bond filing since May 13, 2010.

Rule 17g-1 of the Investment Company Act of 1940 states:

a.

Each registered management investment company shall:

1. File with the Commission: (i) within 10 days after receipt of an executed bond of the type described in paragraph (b)(1) or (b)(2) of this section or any amendment thereof, (a) a copy of the bond, (b) a copy of the resolution of a majority of the board of directors who are not "interested persons" of the registered management investment company approving the form and amount of the bond, and (c) a statement as to the period for which premiums have been paid; (ii) within 10 days after receipt of an executed joint insured bond, or any amendment thereof, (a) a copy of the bond, (b) a copy of the resolution of a majority of the board of directors who are not "interested persons" of the registered management investment company approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such company, (c) a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond, (d) a statement as to the period for which premiums have been paid, and (e) a copy of each agreement between the investment company and all of the other named insureds entered into pursuant to paragraph (f) of this section; and (iii) a copy of any amendment to the agreement entered into pursuant to paragraph (f) of this section within 10 days after the execution of such amendment,

We will file the Form 40-17G as soon as possible.

Form N-Q

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In future filings, label the schedules of investments included in the Form N-Q unaudited. In addition, include the Fair Value Disclosure required by ASC 820.

           We will label the schedules of investments included in the Form N-Q unaudited and will include the Fair Value Disclosure in future filings.

Statement Regarding Availability of Proxy Voting Policies and Procedures

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Item 27(d)(4) of Form N-1A requires a fund to provide statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund’s website, if applicable; and (iii) on the Commission’s website at http://www.sec.gov.

The Company failed to include the statement regarding availability of proxy voting policies and procedures within its annual report

 Because the Fund held only extremely small positions in the voting securities of any issuer, the Board of Trustees has concluded there was limited value to voting any of the Fund's shares and decided not to exercise the Fund's right to vote.  We will disclose the above statement in future filings.

Approval of the Advisory Contract

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We did not see the information required by Item 27 (d) (6) of Form N-1A in the annual semi-annual reports. From N-1A:

(6) Statement Regarding Basis for Approval of Investment Advisory Contract. If the board of directors approved any investment advisory contract during the Fund’s most recent fiscal half-year, discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board’s approval.

We will include the above information in our future annual and semi-annual reports.